SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1


                    OCCUPATIONAL HEALTH + REHABILITATION INC
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 Per share
                         (Title of Class of Securities)


                                   674617-10-5
                                   -----------
                                 (CUSIP Number)

                               Kevin J. Dougherty
                           The Venture Capital Fund of
                              New England III, L.P.
                         160 Federal Street, 23rd Floor
                                Boston, MA 02110
                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 6, 1996
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.







--------------------------------------------------------------------------------
CUSIP NO. 674617-10-5                                         PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Venture Capital Fund of New England III, L.P.

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

------- ------------------------------------------------------------------------
------------------------- ----- ------------------------------------------------
                           7    SOLE VOTING POWER


       NUMBER OF
                                0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                182,303 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                182,303 Shares
------------------------- ----- ------------------------------------------------
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        182,303 Shares

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.85%

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *

        PN
------- ------------------------------------------------------------------------








--------------------------------------------------------------------------------
CUSIP NO. 674617-10-5                                         PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FH & Co. III, L.P.

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

------- ------------------------------------------------------------------------
------------------------- ----- ------------------------------------------------
                           7    SOLE VOTING POWER


       NUMBER OF
                                0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                182,303 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                182,303 Shares
------------------------- ----- ------------------------------------------------
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        182,303 Shares

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.85%

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *

        PN
------- ------------------------------------------------------------------------








--------------------------------------------------------------------------------
CUSIP NO. 674617-10-5                                         PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Richard A. Farrell

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

------- ------------------------------------------------------------------------
------------------------- ----- ------------------------------------------------
                           7    SOLE VOTING POWER


       NUMBER OF
                                0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                182,303 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                182,303 Shares
------------------------- ----- ------------------------------------------------
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        182,303 Shares

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.85%

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *

        IN
------- ------------------------------------------------------------------------









--------------------------------------------------------------------------------
CUSIP NO. 674617-10-5                                      PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Harry J. Healer, Jr.

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

------- ------------------------------------------------------------------------
------------------------- ----- ------------------------------------------------
                           7    SOLE VOTING POWER


       NUMBER OF
                                0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                182,303 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                182,303 Shares
------------------------- ----- ------------------------------------------------
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        182,303 Shares

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.85%

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *

        IN
------- ------------------------------------------------------------------------










--------------------------------------------------------------------------------
CUSIP NO. 674617-10-5                                         PAGE 6 OF 12 PAGES
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Kevin J. Dougherty

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

------- ------------------------------------------------------------------------
------------------------- ----- ------------------------------------------------
                           7    SOLE VOTING POWER


       NUMBER OF
                                0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                182,303 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                182,303 Shares
------------------------- ----- ------------------------------------------------
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        182,303 Shares

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.85%

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *

        IN
------- ------------------------------------------------------------------------











--------------------------------------------------------------------------------
CUSIP NO. 674617-10-5                                         PAGE 7 OF 12 PAGES
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William C. Mills, III

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

------- ------------------------------------------------------------------------
------------------------- ----- ------------------------------------------------
                           7    SOLE VOTING POWER


       NUMBER OF
                                0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                182,303 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0 Shares
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                182,303 Shares
------------------------- ----- ------------------------------------------------
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        182,303 Shares

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.85%

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *

        IN
------- ------------------------------------------------------------------------










--------------------------------------------------------------------------------
CUSIP NO. 674617-10-5                                         PAGE 8 OF 12 PAGES
--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER:

           This Statement relates to 115,636 shares of common stock, par value $0.001 per share (the "Common Stock") of Occupational Health + Rehabilitation Inc, a Delaware corporation (the "Issuer") and 66,667 shares of Series A convertible preferred stock, par value $.001 per share of the Issuer (the "Preferred Stock"). The Preferred Stock is currently convertible into common stock of the Issuer on a one for one basis. The Issuer's principal executive offices are located at 175 Derby Street, Suite 36, Hingham, Massachusetts 02043.

ITEM 2.    IDENTITY AND BACKGROUND:

           Filing Person 1: The Venture  Capital Fund of New England  III,  L.P.
                            (the "Fund") is a Delaware limited partnership the principal business of which is venture capital investing. The Fund's principal business and office address is 160 Federal Street, 23rd Floor, Boston, MA 02110. During the last five years the Fund has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Fund was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           Filing Person 2: FH &  Co.  III,  L.P.  (the  "GPLP")  is a  Delaware
                            limited partnership the principal business of which is to serve as the sole general partner of the Fund. The GPLP's principal business and office address is 160 Federal Street, 23rd Floor, Boston, MA 02110. During the last five years the GPLP has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the GPLP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           Filing Persons
           3, 4, 5 and 6:   Richard A. Farrell ("Farrell"),  Harry J. Healer Jr.
                            ("Healer"),  Kevin J.  Dougherty  ("Dougherty")  and
                            William C. Mills,  III ("Mills") share the principal
                            business/office  address  of the Fund and the  GPLP.
                            Messrs. Farrell, Healer, Dougherty and Mills are the
                            four general  partners of the GPLP.  During the last
                            five  years,  none  of  Messrs.   Farrell,   Healer,
                            Dougherty or Mills has been  convicted in a criminal
                            proceeding or been a party to a civil  proceeding of
                            a  judicial  or  administrative  body  of  competent
                            jurisdiction  as a  result  of  which  he  was or is
                            subject  to  a  judgment,   decree  or  final  order
                            enjoining  future  violations  of, or prohibiting or
                            mandating  activities  subject to,  Federal or State
                            securities   laws  or  finding  any  violation  with
                            respect to such laws.







--------------------------------------------------------------------------------
CUSIP NO. 674617-10-5                                         PAGE 9 OF 12 PAGES
--------------------------------------------------------------------------------

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

           The Fund acquired the Common Stock of the Issuer through the conversion of securities of Occupational Health + Rehabilitation Inc, a Delaware corporation ("OH+R"), into the Common Stock of the Issuer, formerly known as Telor Ophthalmic Pharmaceuticals, Inc., in connection with the merger of OH+R with and into the Issuer (the
           "Merger"). Upon the effectiveness of the Merger, 816,667 shares of common stock of OH+R owned by the Fund were converted into the Common Stock. Pursuant to a certain Series A Preferred Stock Purchase Agreement, dated November 6, 1996, (the Preferred Stock Purchase Agreement") attached hereto as Exhibit 1, the Fund acquired the Preferred Stock for a total purchase price of $400,002. The Preferred Stock is currently convertible into 66,667 shares of common stock of the Issuer. The working capital of the Fund was the source of funds for the purchase of Preferred Stock.

ITEM 4.    PURPOSE OF TRANSACTION:

           The purpose of the transaction was an investment in the Issuer.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER:

           On November 6, 1997, the aggregate number of shares of Common Stock of the Issuer beneficially owned by the Fund was 115,636 shares, and the aggregate number of shares of Preferred Stock of the Issuer beneficially owned by the Fund was 66,667 shares (Collectively, the "Shares"). On an as-converted basis, the Shares represent 11.85% of the issued and outstanding shares of the Issuer's common stock (based on the 1,471,477 shares of common stock of the Issuer reported to be issued and outstanding as of October 31, 1996 in the quarterly report filed by the Issuer with the Securities and Exchange Commission on November 14, 1996).

           By virtue of its status as the Fund's sole general partner, the GPLP may be deemed the beneficial owner of the 115,636 shares of Common Stock and the 66,667 shares of Preferred Stock owned by the Fund. By virtue of their status as general partners of the GPLP, Messrs. Farrell, Healer, Dougherty and Mills may also be deemed the beneficial owners of the 115,636 shares of Common Stock and the 66,667 shares of Preferred Stock owned by the Fund. The GPLP and each of Messrs. Farrell, Healer, Dougherty and Mills disclaim beneficial ownership of any such shares except to the extent of their actual individual pecuniary interest therein.

           The Fund (through the GPLP) has power to vote (or direct the vote) and to dispose (or direct the disposition) of the Shares owned by the Fund. Messrs. Farrell, Healer, Dougherty and Mills, as general partners of the GPLP, each have shared powers to vote (or direct the vote) and dispose (or direct the disposition) of such Shares. The limited partners of the Fund, subject to the Fund's agreement of limited partnership, also have a right to receive dividends and proceeds from the sale of such Shares.

           By virtue of the stockholders' agreement dated as of November 6, 1996 (the "Stockholders' Agreement") attached hereto as Exhibit 2, each of the filing persons may be deemed to share voting power with respect to each share of common stock and Series A preferred stock of the Issuer subject to the Stockholder's Agreement. Consequently,







--------------------------------------------------------------------------------
CUSIP NO. 674617-10-5                                        PAGE 10 OF 12 PAGES
--------------------------------------------------------------------------------

           each of the filing persons, as of the date of the Stockholders Agreement, may be deemed to beneficially own, in addition to the Common Stock and the Preferred Stock, an additional 2,155,916 shares of common stock of the Issuer on a current as-converted basis. The Fund, the GPLP, and each of Messers. Farrell, Healer, Dougherty and Mills disclaim beneficial ownership of any such shares except to the extent of their actual pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Pursuant to the terms of the Stockholders' Agreement, the Fund and certain security holders of the Issuer have agreed to vote all of their shares of Series A preferred stock of the Issuer, all of their shares of common stock of the Issuer and all other securities held by them which may be exchangeable for common stock of the Issuer to cause and maintain the election of certain directors of the Issuer. The parties to the Stockholders' Agreement are as follows: the Issuer, the Fund, Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC, Almanori Limited, Asset Management Associates 1989, L.P., Venrock Associates, Venrock Associates II, L.P., BancBoston Ventures, Inc., Prince Venture Partners III Limited Partnership, John C. Garbarino and Lynne M. Rosen.

           Pursuant to the terms of the Preferred Stock Purchase Agreement, the Issuer may, under certain conditions, offer the Fund and certain other parties thereto an option to purchase additional shares of Series A preferred stock of the Issuer, which the Fund may exercise at its discretion. The Preferred Stock Purchase Agreement also provides the Fund, and certain other parties thereto, a right of first refusal in certain securities issuances of the Issuer. The parties to the Preferred Stock Purchase Agreement are as follows: the Issuer, the Fund, Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC, Almanori Limited, Asset Management Associates 1989, L.P., Venrock Associates, Venrock Associates II, L.P. and BancBoston Ventures, Inc.

           Pursuant to the terms of the registration rights agreement dated November 6, 1996 (the "Registration Rights Agreement") attached hereto as Exhibit 3, the Fund and certain other parties thereto have the right to register and sell shares of common stock of the Issuer issued upon conversion of the Series A convertible preferred stock of the Issuer. Such shares of common stock of the Issuer to be sold may account for not less than 25% of the first underwritten public offering of the Issuer following execution of the Registration Rights Agreement. The parties to the Registration Rights Agreement are as follows: the Issuer, the Fund, Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC,
           Almanori Limited, Asset Management Associates 1989, L.P., Venrock Associates, Venrock Associates II, L.P. and BancBoston Ventures, Inc.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           A. Preferred Stock Purchase Agreement, dated as of November 6, 1996, by and among the Issuer, the Fund, Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V.,





--------------------------------------------------------------------------------
CUSIP NO. 674617-10-5                                        PAGE 11 OF 12 PAGES
--------------------------------------------------------------------------------

           Double Black Diamond II, LLC, Almanori Limited, Asset Management Associates 1989, L.P., Venrock Associates, Venrock Associates II, L.P. and BancBoston Ventures, Inc.

           B. Stockholders' Agreement, dated as of November 6, 1996, by and among the Issuer, the Fund, Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC, Almanori Limited, Asset Management Associates 1989, L.P., Venrock Associates, Venrock Associates II, L.P., BancBoston Ventures, Inc., Prince Venture Partners III Limited Partnership, John C. Garbarino and Lynne M. Rosen.

           C. Registration Rights Agreement, dated as of November 6, 1996, by and among the Issuer, the Fund, Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC, Almanori Limited, Asset Management Associates 1989, L.P., Venrock Associates, Venrock Associates II, L.P. and BancBoston Ventures, Inc.










--------------------------------------------------------------------------------
CUSIP NO. 674617-10-5                                        PAGE 12 OF 12 PAGES
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  March 14, 1997
                ------------------           THE VENTURE CAPITAL FUND
                       Date                  OF NEW ENGLAND III, L.P.

                                             By: FH & Co. III, L.P.
                                             Its Sole General Partner

                                             By: /s/ Kevin J. Dougherty
                                                 ----------------------
                                                 General Partner


                                             FH & CO. III, L.P.

                                              By: /s/ Kevin J. Dougherty
                                                  ----------------------
                                                  General Partner


                                              /s/ Richard A. Farrell
                                              ----------------------
                                              Richard A. Farrell

                                              /s/ Harry J. Healer, Jr.
                                              ------------------------
                                              Harry J. Healer, Jr.

                                              /s/ Kevin J. Dougherty
                                              ----------------------
                                              Kevin J. Dougherty

                                              /s/ William C. Mills
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                                              William C. Mills, III